EXHIBIT 99.1

Vicinity Motor Corp. Fully Complies with US Federal Motor Vehicle Safety Standards Testing for VMC 1200 Class 3 Electric Truck

EPA Vehicle Certification and Compliance Testing and Expected Upcoming CARB Approval Paves Way for Sale Across the United States

VANCOUVER, BC - May 22, 2024 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, announced today the VMC 1200 all-electric truck has completed and met all applicable United States Federal Motor Vehicle Safety Standards (FMVSS) testing required for United States National Highway Traffic Safety Administration (NHTSA) self-certification, which permits sales in the US.

In the United States, the NHTSA issues and enforces FMVSS for vehicles that are manufactured domestically or imported. FMVSS identifies mandatory safety performance requirements for vehicles and motor vehicle equipment. The Vehicle Safety Act requires that vehicles be certified to comply and requires the manufacturer to certify the vehicle as compliant .

In addition, the Class 3 VMC 1200 has also completed U.S. Environmental Protection Agency (EPA) Vehicle Certification and Compliance Testing to confirm compliance with the EPA’s emissions standards to verify the accuracy of fuel economy test results. The all electric VMC 1200 was documented by the EPA with 57 MPGe in urban duty cycle testing.

Vicinity also expects to receive certification from the California Air Resources Board (CARB) as a zero-emission vehicle in the state of California, The certification is awarded to vehicle manufacturers who meet specific emissions standards in compliance with CARB regulations. Once CARB certification is secured, Vicinity will initiate measures to participate in California’s HVIP incentive program which provides incentives reducing the purchase cost of commercial electric vehicles.

“Meeting FMVSS compliance provides further assurance that the VMC 1200 meets all relevant safety requirements in the United States, paving the way for the vehicle to be legally sold in this critical market,” said Brent Phillips, President of Vicinity Motor Corp. “While much of what is happening in the commercial EV space is developmental or pre-production, Vicinity is leading the way with OEM production solutions that can make an environmental and economic impact today.

“Obtaining CARB compliance in California will allow the VMC 1200 to be sold in every state throughout the United States. CARB certification will also clear the way for the VMC 1200 to be considered for the California Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). Vehicles permitted into the HVIP program are eligible for monetary vouchers to reduce the total cost for the purchaser. We look forward to upcoming announcements as we work closely with our partners to validate the VMC 1200 for U.S. sales,” concluded Phillips.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:
Lucas Zimmerman
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, market prices and supply for parts and materials, the success of Vicinity’s operational strategies, the vehicle assembly facility in the State of Washington being capable of operating in the manner intended by management, the effect of the COVID-19 pandemic, the recoverability of the Optimal intangible asset and other macro economic factors on supply chain recovery to pre-pandemic levels, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships, the ability of the Company to extend or modify existing debt terms; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.